1. The disclosure subject to amendment : Board of Directors’ Resolution on Acquiring Equities in Thrunet
2. Filing date of the disclosure : February 3, 2005
3. Reasons for amendment
- Expected date of the equity acquisition was determined.
- Korea Thrunet Co., Ltd.(“Thrunet”)’s paid-in capital and total number of shares issued and the Company’s percentage of ownership into Thrunet changed due to offering to a third party via lenders’ debt-equity swap and capital reduction of Thrunet’s existing shareholders, which has been executed since February 3, 2005.
- Information relating to Thrunet’s becoming of the Company’s affiliate was added in ‘8. Others’.
4. Amended information

	Before	After

1. Information on Korea Thrunet Co., Ltd.

Paid-in capital (KRW)	19,504,500,000	9,743,482,500

Total number of shares issued (share)	7,801,800	3,897,393

2. Description of the equity acquisition

Shareholding ratio after the equity acquisition	92.71%	96.22%

Expected date of the equity acquisition	to be determined	June 3, 2005

“Expected date of
the equity
acquisition” of “2.
Description of the
equity acquisition”
will be the date
set forth in the
	Draft Amendment to	(Deleted as the
	the Reorganization	timeline was
8. Others	Plan.	finalized)

	(added)	The Company’s
	—	adding Korea
Thrunet Co., Ltd.
as its affiliate
will later be
disclosed upon the
Fair Trade
Commission’s
approval of
“Request for adding
an affiliate”,
which the Company
plans to submit.

Board of Directors’ Resolution on
Acquiring Equities in Thrunet

1. Information on Korea Thrunet Co., Ltd.
- Company name and nationality : Korea Thrunet Co., Ltd. in Republic of Korea
- Name of the Representative : Seong Won Park, Receiver/Chief Executive Officer
- Relations with the Company after equity acquisition : the Company’s affiliate
- Paid-in capital (KRW) : 9,743,482,500
- Total number of shares issued (share) : 3,897,393
- Major business : broadband Internet access service

2. Description of the equity acquisition
- Equity to be acquired : (Newly issued) shares in Korea Thrunet Co., Ltd.
- Amount of equity to be acquired (KRW) : 248,100,000,000
- Number of equity to be acquired (share) : 99,240,000
- Number of Thrunet shares owned by the Company after the acquisition (share) : 99,240,000
- Shareholding ratio after the equity acquisition : 96.22%
- Expected date of the equity acquisition : June 3, 2005
- Method of the equity acquisition : Direct acquisition by the Company

3. Purpose of the equity acquisition
- To strengthen the foundation for the broadband Internet business
- To enhance enterprise value by improving profitability

4. Accumulated amount acquired in the fiscal year 2005 (KRW) : 248,100,000,000
- The Company’s total shareholders’ equity (KRW) : 2,310,675,900,000
- Ratio of the accumulated amount to the Company’s total shareholders’ equity (%) : 10.7

5. Date of the BOD resolution February 3, 2005
- Outside director : 6 out of 6 were present
- Audit Committee members who are not outside directors : none

6. Application of Fair Trade Act : No

7. Enterprise group : Yes

8. Others
- The above-mentioned paid-in capital is as of the end of 2003.
- Safe deposit of securities certificates : 50% of acquired shares (49,620,000 shares) shall not be disposed of for one year following the date of issuance of the new shares, and such shares shall be deposited with the Korea Securities Depository.
- Other than the equity acquisition, the Company will take over the bonds issued by Korea Thrunet Co., Ltd.. Thus the total acquisition price of Thrunet amounts to KRW 471,390 million.
- Out of acquisition price, KRW 16,500 million is reserved in Thrunet¡¯s working capital and in Escrow account.
- The Board of Directors adopted the Agenda on the condition that the limits of hanarotelecom’s liabilities under the termination clauses of the Agreement be clarified.
- The representative director shall be granted the authority to sign the Agreement, (including pledge agreement) decide on details for signing the Agreement, execute the Agreement and take follow-up measures.
- The Company’s adding Korea Thrunet Co., Ltd. as its affiliate will later be disclosed upon the Fair Trade Commission’s approval of “Request for adding an affiliate”, which the Company plans to submit.

¡Ø Date of relevant disclosure : December 16, 2004